UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001- 42712

HAPPY CITY HOLDINGS LIMITED

30 Cecil Street
#19-08 Prudential Tower
Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 23, 2026, Happy City Holdings Limited (the “Company”) received a notice from the staff of the Nasdaq Listing Qualifications department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) stating that it is not in compliance with the minimum of $2,500,000 in stockholders’ equity for continued listing of the Company’s class A ordinary shares of no par value each (the “Class A Ordinary Shares”) on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Rule”) (the “Notification Letter”).

The Minimum Stockholders’ Equity Rule requires companies listed on The Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing. However, based on the Company’s Form 20-F filed on January 14, 2026, in which the Company filed its audited consolidated financial statements for the fiscal year ended August 31, 2025, the Company reported stockholders’ equity of $2,206,497 as of August 31, 2025, and the Company does not meet the alternatives of market value of listed securities or net income from continuing operations as of January 23, 2026, and is thus non-compliant with the Minimum Stockholders’ Equity Rule.

The Company’s Class A Ordinary Shares continue to trade on The Nasdaq Capital Market under the symbol “HCHL,” and the Company’s business operations are not affected by receipt of the Notification Letter. The Notification Letter has no immediate effect on the Company’s listing status. In accordance with the Nasdaq Listing Rules, the Company has 45 calendar days, or until March 9, 2026, to submit a plan to regain and sustain compliance. If the plan is accepted, Nasdaq may grant an extension of up to 180 calendar days from receipt of the Notification Letter to evidence compliance.

The Company is evaluating a range of measures to regain and sustain compliance, consistent with the Nasdaq Listing Rules and in the ordinary course of its corporate and capital planning activities, and intends to take all measures available to the Company to maintain its continued listing on The Nasdaq Capital Market. The Company intends to submit the compliance plan by the March 9, 2026, due date. There can be no assurance that the Company’s plan will be accepted, or that the Company will be able to regain and sustain compliance with the Minimum Stockholders’ Equity Rule and all other continued listing requirements.

On January 27, 2026, the Company issued a press release entitled “Happy City Holdings Limited Receives Nasdaq Notification Regarding Minimum Stockholders’ Equity Deficiency.” A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated January 27, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happy City Holdings Limited

Date: January 27, 2026	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer

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